Exhibit 99.1

CDT Environmental Technology Investment Holdings Regains Compliance with Nasdaq Minimum Bid Price Requirement

SHENZHEN, China, July 7, 2026 (GLOBE NEWSWIRE) -- CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (the “Company” or “CDT”), a leading provider of waste treatment systems and services throughout China, today announced that it received on June 30, 2026 a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities, including the Company’s ordinary shares, to maintain a minimum bid price of $1.00 per share.

The staff of Nasdaq’s Listing Qualifications Department made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the 10 consecutive business days prior to the date of the notice. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the prior minimum bid price deficiency matter now closed.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding its compliance with Nasdaq listing requirements. These statements are not historical facts and typically are identified by the use of terms such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words, although some forward-looking statements are expressed differently. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Further information on risks, uncertainties and other factors that could cause actual results to differ materially are included in the Company’s periodic and current reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. The Company disclaims any intention to, and undertakes no obligation to, update or revise these forward-looking statements except as required by law.

Investor and Media Contact United States:

PCG Advisory

Kevin McGrath

Tel: +1-646-418-7002

Email: kevin@pcgadvisory.com